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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)



                               Pivot Rules, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   725810105
             ------------------------------------------------------
                                 (CUSIP Number)


 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (941) 262-8577
------------------------------------------------------------------------------
       Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 2, 1998
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)





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                                  SCHEDULE 13G


CUSIP No.   725810105                                        Page 2 of 4 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
     ----------------------------------------------------------------------
     Lloyd I. Miller, III                 ###-##-####
     ----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      [  ]

                                                               (b)      [  ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
----------------------------------------------------------------------------
                   5    SOLE VOTING POWER
   NUMBER OF            142,840
    SHARES         ---------------------------------------------------------
 BENEFICIALLY      6    SHARED VOTING POWER
   OWNED BY              38,650
     EACH          --------------------------------------------------------
  REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON              142,840
     WITH          --------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                         38,650
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 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      181,490
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                               [   ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.5%
---------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON
      IN-00**
---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 4.

NYC01:44984.1





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                                                                   Page 3 of 4

Item 1(a).   Name of Issuer:   Pivot Rules, Inc.

Item 1(b).   Address of Issuers's Principal Executive Offices:
             42 West 39th Street, New York, New York 10018

Item 2(a).   Name of Person Filing:    Lloyd I. Miller, III

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship: United States

Item 2(d).   Title of Class of Securities:    Common Stock, $.01 par value

Item 2(e).   CUSIP Number:    725810105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)

 Item 4. OWNERSHIP: Miller shares dispositive and voting power on 38,650 of the reported securities as an advisor to the trustee of a family trust. Miller has sole voting and dispositive power on 142,840 of the reported securities (i) as the custodian to accounts set up under the Florida Uniform Gifts to Minors Act, and/or (ii) as the manager of the general partner of certain limited partnerships.

             (a)   181,490

             (b)   6.5%

             (c)   (i)   sole voting power:       142,840

                   (ii)  shared voting power:      38,650

                   (iii) sole dispositive power:  142,840

                   (iv)  shared dispositive power: 38,650


Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable



NYC01:44984.1

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                                                                   Page 4 of 4

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               April 29, 1998



                                               /s/ Lloyd I. Miller, III
                                                   --------------------------
                                                   Lloyd I. Miller, III



NYC01:44984.1